Exhibit (a)(10)


Angela Hult, investor inquiries   (503) 731-2192
Dave Kvamme, media inquiries  (503) 464-6272

HOLD FOR RELEASE ... BUSINESS AND FINANCIAL EDITORS ... April 15, 1997

PACIFICORP COMPLETES TENDER OFFER; PROCEEDS WITH ACQUISITION OF
TPC CORPORATION

PacifiCorp Holdings, Inc., a wholly-owned subsidiary of PacifiCorp (NYSE: PPW), announced today the completion of its cash tender offer for TPC Corporation, a natural gas gathering, processing, storage and marketing company based in Houston, Texas.

PacifiCorp announced the proposed acquisition of TPC on March 12, 1997 and on March 18 commenced a cash tender offer to purchase all outstanding shares of TPC common stock for $13.41 per share. The acquisition of TPC was subject to the conditions of the Hart-Scott-Rodino Antitrust Act and the tender of a majority of TPC's outstanding shares. PacifiCorp Holdings received early termination of the waiting period under the Hart-Scott-Rodino Antitrust Act on March 25. At the expiration of the tender offer at midnight on April 14, more than 90 percent of TPC's outstanding shares had been tendered, and all tendered shares have been accepted for payment. PacifiCorp Holdings expects to complete the acquisition of 100 percent of the common stock of TPC later today, thereby completing the transaction 34 days after it was first announced.

"This acquisition represents a key element in PacifiCorp's strategy to become a full service energy provider," said Fred Buckman, PacifiCorp president and chief executive officer. "We are pleased to be able to quickly complete this transaction and acquire the natural gas assets and skills that complement PacifiCorp's existing expertise in the electricity marketing business. This acquisition will allow PacifiCorp to better serve existing customers and enhance our ability to attract new customers."

TPC built a business of gas gathering systems in and near the Gulf of Mexico with related processing facilities, and in salt dome storage projects at the Moss Bluff market hub in Texas and the Egan market hub in Louisiana. Its other core business is natural gas marketing to utilities in the Midwest and Northeast.

TPC has the value-enhancing aspects of the natural gas industry that PacifiCorp desires most, and TPC's gathering, processing and storage assets and marketing skills will enable PacifiCorp to strengthen its position in the eastern U.S. power markets.

PacifiCorp, based in Portland, Oregon serves 1.4 million retail customers in the west and 550,000 retail customers in Australia. It conducts wholesale power transactions with more than 100 utilities in North America.

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